UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2006

Commission File Number 000-29938

Pacific Internet Limited
(Translation of registrant's name into English)

89 Science Park Drive, #01-07
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Media Release dated August 17, 2006
  Management's Discussion and Analysis for the quarter ended June 30, 2006
  The Company's unaudited financial statements for the quarter ended June 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : August 17, 2006	PACIFIC INTERNET LIMITED

	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

Media Release

This press release should be read in conjunction with the Company's Management Discussion & Analysis and 6-K financial documents.

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the Company's functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.583 to US$1.00. [Conversion rate as at 30 June 2006 from the Federal Reserve Bank of New York.]

Pacific Internet's Business Transformation Underway
Q2 Revenues hit all time high as Value Added Services revenues soar

Financial Highlights for Second Quarter 2006, ended 30 June 2006

  Record revenues of S$46.1 million (US$29.1 million), up 8.5% from S$42.4 million (US$26.8 million) in the second quarter of 2005.

  Pro-forma net income of S$2.9 million (US$1.8 million), up 10.3% from S$2.6 million (US$1.7 million) in the second quarter of 2005.

  Record Value-Added Services (VAS) revenues of S$10.2 million (US$6.4 million), up 92.0% from the second quarter of 2005; revenue share contribution up from 12.5% to 22.1%.

  Corporate VAS revenue up 104.6% year-on-year, forming 92.5% of total VAS revenues.

  Corporate business segment revenues of S$33.8 million (US$21.4 million), up 22.4% from second quarter 2005; revenue share contribution up from 65% to 74%.

  Operational efficiency drove revenue per employee up 22.4% to S$52,689 (US$33,284) from second quarter 2005.

  Cash and cash equivalent were S$54.8 million (US$34.6 million) as at 30 June 2006.

SINGAPORE, 17 August 2006 - Pacific Internet Limited (NASDAQ:PCNTF) ("PacNet"), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, today announced record revenues for the second quarter and for the first six months of 2006 ended 30 June. Revenues generated for the second quarter and for the first six months of 2006 increased by S$3.6 million (US$2.3 million) (8.5%) and by S$7.6 million (US$4.8 million) (9.1%) respectively over revenues in the corresponding 2005 periods.

Pro-forma net income for the second quarter was S$2.9 million (US$1.8 million), a 10.3% growth over the same period last year. This is the Company's 18th consecutive quarter of profitability. For the first six months, pro-forma net income was S$5.8 million (US$3.6 million), 34.5% ahead of the half-year pro-forma net income in 2005.

"The positive results we are generating across multiple areas of our organization reflects the progression of our business transformation," said Mr. Phey Teck-Moh, President and CEO of Pacific Internet Limited. "Revenues are growing, operational efficiencies are improving, and our areas of focus are yielding results. We are well positioned to take advantage of new revenue opportunities in previously untapped markets and in new spaces created by disruptive technologies."

Summary of Results

Table 1: Selected Financial Data

* Excludes exceptional costs (1) professional fees relating to the MediaRing Takeover Offer; and (2) stock based compensation cost. For stock based compensation, the cost included incremental charges on adoption of SFAS No. 123R (as explained on page 6 under Operating Expenses of the Management's Discussion & Analysis document) and also cost from the accelerated vested stock options on commencement of the Takeover Offer. For the three months ended 30 June 2006, exceptional cost was S$2.0 million (US$1.2 million). For the six months ended 30 June 2006, exceptional cost was S$2.5 million (US$1.5 million).

Table 2: Customer Base (In Numbers)

Notes:

  Corporate Business customer base continues to grow in line with the Group's focus in the corporate business segment, which grew by 11.5% over the prior year. Total customer base reduction was primarily due to decline in the Dial-Up segment in line with market trend in the Consumer customer base.
  Thailand and India are equity accounted for.
  Corporate customers with multi-site deployment are counted as one single subscriber.

Record Revenue

Revenues for the quarter increased 8.5% to S$46.1 million (US$29.1 million), compared with S$42.4 million (US$26.8 million) in the same period last year.

This improvement was achieved through the Group's continued focus on the higher-margin corporate business, strong take-up of its value-added services (VAS), and continuing growth in the broadband and leased line segments.

The Company's Access Services business, comprising of Broadband, Leased Line and Dial-Up, remains the main revenue driver, contributing 70.7% of total revenues.

The VAS business, a focus area of the Company, continues its strong growth during the second quarter, nearly doubling its revenue share to 22.1% of total revenues.

In terms of customer segment, revenue from the corporate business grew by 22.4% from the same quarter last year. This contributed 73.5% of total revenues, compared to 65.2% in the second quarter of 2005.

Continuing Management of Operating Costs

Operating costs, excluding cost of sales, increased 11.9% from the second quarter of 2005.

Excluding the exceptional charges relating to the Takeover Offer, operating expenses (excluding cost of sales) would have been S$20.5 million (US$12.9 million), a marginal increase of 2.2% over the same period last year.

PacNet believes that in order to grow, it needs to achieve operational efficiency. In line with this commitment, the Company has begun measures to ensure that its expenses are well managed. For the first six months of 2006, expenses (excluding cost of sales, stock based compensation and the Takeover Offer) as a percentage of revenue were reduced by 3.7% to 44.4%. Operational efficiency also drove revenue per employee up by 22.4% to S$52,689 (US$33,284) from the second quarter in 2005.

Strong Earnings Growth

Excluding the impact of the exceptional costs, pro-forma net income was S$2.9 million (US$1.8 million), a 10.3% growth over the same quarter last year.

Higher revenues, higher income from India and Thailand and the Group's cost efficiencies contributed to the strong earnings growth during the quarter.

Strong Cash Position

The Group's cash position remained strong with cash and cash equivalents of S$54.8 million (US$34.6 million). Cash generated by operating activities for second quarter 2006 was S$2.4 million (US$1.5 million), of which S$2.3 million (US$1.5 million) was used in investing activities, primarily for the acquisition of fixed assets. Cash outflow from financing activities amounted to S$0.3 million (US$0.2 million).

Recapitulation of PacNet's Strategic Plan

In May 2006, PacNet announced a strategic plan to initiate its transformation into an "IP-based Communications and Solutions Provider" (or IP-CSP) and to accelerate its business growth. Through the implementation of this strategic plan, the Company aims to triple its revenues by 2010.

The strategic plan has three key thrusts:
  Expanding PacNet's geographic footprint into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances. The objective is to expand this footprint to leverage the Company's expertise into unexplored markets and to capitalize on the growing communications demands of corporate businesses expanding their operations across Asia-Pacific. Through this expansion strategy, PacNet intends to grow the size of its corporate customer base across the region over the next five years.
  Exploiting "disruptive" technologies, in particular, wireless broadband. The Group intends to increase wireless broadband usage among its customers in all countries. Wireless Broadband is an alternative last mile access method, which will enable the Group to reduce its dependence of telcos for last mile access.
  Increasing business revenues from IP-based VAS to drive the Company's transformation into an IP-CSP. The Group targets to increase VAS contribution to at least 30% of its total revenues over the next five years.

Updates on Progress of Strategic Plan

(a) IP Based Value Added Services

VAS revenues for the second quarter were a record S$10.2 million (US$6.4 million), a robust growth of 92.0% when compared to S$5.3 million (US$3.3 million) for the same period in 2005. This contributed 22.1% of total revenues, compared to 12.5% in the same quarter last year.

For VAS revenues during the three months ended June 2006, Voice revenue was S$4.5 million (US$2.8 million), contributing 44% of total VAS revenues; Hosted Services was S$2.3 million (US$1.4 million) (22% of total VAS); and Security and Roaming services revenue was each S$0.8 million (US$0.5 million) (8% of total VAS each).

The following are key developments on the Company's VAS Business during the same period:

VoIP Launch in Australia
PacNet Australia and Nextep Broadband, a division of NEC Australia, announced in a partnership that saw PacNet makes its first concerted move into the Australian VoIP market with a business grade offering. In the most recent Pacific Internet Broadband Barometer, a industry leading survey commissioned by PacNet, 6% of the broadband enabled small-and-medium sized business market in Australia is looking to adopt VoIP in 2006, making the total addressable market nearly 34,000 businesses.

Another Major Multi-site Corporate Customer Win
PacNet won a 36-month contract to provide managed connectivity and security services to 70 stories for Capt'n Snooze, a national bedding franchise in Australia. The win was on top of recent multi-site customer successes with multinational corporations, regional small-and-medium businesses and regional network services providers in the region. Leveraging the Company's wide geographic coverage and unique one-stop regional services proposition, PacNet has secured multi-site contracts with the Hunter Urban Division of General Practice, Harvey World Travel, Gloria Jean's Coffees, and Kintetsu World Express, among others.

VAS Boost in the Philippines
PacNet Philippines' new VAS products, Speedbooster and PC Secure Plus, launched in the first quarter were well received by the consumer market, and contributed to a boost in VAS sign-ups this quarter. The Company aims to build these VAS products as the primary consumer VAS drivers in the country. In April, PacNet Philippines successfully launched bundled VoIP packages that include leased line access service with VoIP, GSM equipment and free VoIP minutes for the corporate business segment.

(b) Acquisition

As part of its strategic plan, PacNet intends to expand its geographic footprint and create an unchallengeable position as the region's leading IP services provider with the largest coverage and presence. Since its formation, PacNet has made 14 acquisitions and successfully integrated all of them into the PacNet Group of companies. PacNet will focus in long-term acquisitions that meet its criteria and are available at a price that will produce strategic and reasonable financial returns. The company is currently evaluating eight acquisition targets in China, India, Indonesia, Thailand, Vietnam and the US.

(c) Exploiting Wireless Broadband

PacNet is currently exploring opportunities in the region, beyond Singapore, to obtain licenses to test and implement wireless broadband services. The Company will be making announcement shortly on the progress of its wireless plans in other countries.

(d) Senior Management Team Strengthened

As PacNet grows in its capability, the quality of its people will continue to make a difference. In line with this, PacNet's experienced senior management team was further strengthened with four new appointments recently. The new senior executives are: Alex Tan, Chief Information Officer; Steven Ng, Senior Vice President for Regional Business Group, VAS and Product Development; Lee Tian-Yew, Vice President for Voice Business; Julie Cleeland Nicholls, Vice President for Group Marketing; and Raj Metrani, Managing Director of India. The appointments are strategic as the Company continues to focus on the key thrusts within its strategic plan. Details of the new appointments are available on press releases dated 24 July and 14 August 2006.

Conference Call and WebCast

The Management will host a conference call to discuss the results:
US Eastern Time:	17 August 2006 @ 9.30 a.m.
Singapore Time:	17 August 2006 @ 9.30 p.m.
Dial-in numbers:	Within US: (800) 263-8506 International: +1-719-457-2681
Replay telephone nos.are:	US & Canada: 888-203-1112 International: +1-719-457-0820
The pass code is 6384734.

The call will also be webcast "live" at: www.pacnet.com/investor/

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investor/Analyst Contact	US Media, Investors/Analysts Contact

Mervin Wang
Investor Relations
Pacific Internet Limited
Mobile: (65) 9798 6077
investor@pacific.net.sg

Media Contact
Bernard Ho
Corporate Communications
Pacific Internet Limited
Mobile: (65) 9782 3393
bernard.ho@pacific.net.sg

Thomas Rozycki Cubitt Jacobs & Prosek Office: (212) 279 3115 (ext 208) tom@cjpcom.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:

  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis for
The Quarter Ended 30 June 2006

Basis of Presentation

The accompanying un-audited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K. To supplement financial measures prepared in the US GAAP, there are also Non-GAAP financial measurements for net income and other items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user's overall understanding of the Company's current financial performances.

For convenience, the Company's functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.583 to US$1.00. [Conversion rate as at 30 June 2006 from the Federal Reserve Bank of New York.]

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Business Overview

Pacific Internet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. We provide Internet protocol (IP) based data, voice and video services to businesses and individuals in the Asia Pacific region. We are one of the most established Internet Service Providers (ISP) in the region, having started in 1991 as TechNet, a research and development computer network for academics' use at the National University of Singapore.

In 1995, the then Sembawang Group, a diversified Singapore conglomerate, planned the introduction of Internet access in Singapore and the Asian region after noting the significant progress made in the US in this industry. It established a holding entity SembMedia which eventually purchased TechNet and commercialized its services in September 1995 when it launched Pacific Internet Corporation Pte Ltd.

In line with the Pacific Internet's strategy to expand regionally, we established our presence in Hong Kong in June 1996 through acquisition. The Group commenced its Philippines operations in September 1997 and formally acquired an equity stake in the local partner in March 1998. Our Australian operations started with the acquisition of two ISPs in May and June 1999. By March 2000, further acquisitions of Australian ISPs brought our presence to six major cities in Australia. Pacific Internet India, a joint venture unit of Pacific Internet Ltd, was launched in December 1999, and operates in major Indian cities today. In January 2000, the Group made another acquisition in Thailand and officially launched Pacific Internet Thailand in June 2000. In August 2002, the company set up its operations in Malaysia. Today, we have direct presence in Singapore, Australia, Hong Kong, India, The Philippines, Thailand and Malaysia.

We launched our initial public offering of shares on 5 February 1999 on NASDAQ, at a price of US$17 per share. On 20 May 1999, Pacific Internet and our then major shareholders sold a total of 2,125,000 shares at a price of US$51.4375 per share as a second offering.

Although our range of products and services have grown, for more than a decade, we have been in the same business of helping companies, large and small, and consumers in Asia Pacific leverage the Internet to improve their business and daily life. Our core business is on IP based communications and solutions. We are not part of any telecommunications companies (telcos), unlike many of local competitors, and as such do not have imposed restriction on our choices of working with best-of-breed solutions partners to provide innovative and cost efficient services to our customers.

Over the years, we have built a network infrastructure that enables the Group to target major Asian cities, which have high demand and growth potential for these IP based services. Currently, we delivers our services to businesses and consumers through a regional network of more than 30 points of presence ("POP") in seven markets and established international carrier relationships that creates a reliable global coverage. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

We believe we are the only regional IP services provider in Asia Pacific that has the capability and experience in providing a one-stop service for multinational corporations, regional small-and-medium businesses (SMBs) and regional network services providers, among other entities with regional Internet communications requirements. We have a strong consistent track record in serving these regional customers, helping them link up their points of presence in multiple countries and sites directly, shielding them from the complexities of managing each local telcos.

Revenue

We derive revenues from three principal sources:

Access Services - These comprise of dial-up, broadband (DSL and cable modem) and leased line access services.

Value Added Services (VAS) - We provide value added services on top of customers' access accounts. These VAS include IP VPN (Internet protocol virtual private network); managed security; hosting offerings such as web hosting, co-location and data backup services; international roaming; and voice, among others.

Travel - We own a travel business branded Safe2Travel, one of the largest corporate travel agencies in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements.

In addition, we also record miscellaneous revenues, which include e-services revenue, online gaming revenue, network services and system integration revenues.

We employ a number of pricing structures for our Internet access packages. For dial-up access, we typically employ a two-tiered scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dial-up and broadband access packages, there are also unlimited usage hours and/or volume packages available. The Group believes that this pricing strategy encourages more efficient use of the Group's international bandwidth. The Group's leased line customers are billed using a fixed monthly rate, which does not vary with usage levels. VAS is billed on a fixed monthly subscription and on usage basis.

Summary of Results

Selected Financial Data:

* Excludes exceptional costs (1) professional fees relating to the MediaRing Takeover Offer; and (2) stock based compensation cost. For stock based compensation, the cost included incremental charges on adoption of SFAS No. 123R (as explained on page 6 under Operating Expenses of the Management's Discussion & Analysis document) and also cost from the accelerated vested stock options on commencement of the Takeover Offer. For the three months ended 30 June 2006, exceptional cost was S$2.0 million (US$1.2 million). For the six months ended 30 June 2006, exceptional cost was S$2.5 million (US$1.5 million).

# Value Added Services consists of the following, in US Dollars:

The following table represents our subscriber by geographic areas and by product lines:

Notes:

  Corporate Business customer base continues to grow in line with the Group's focus in the corporate business segment, which grew by 11.5% over the prior year. Total customer base reduction was primarily due to decline in the Dial-Up segment in line with market trend in the Consumer customer base.
  Thailand and India are equity accounted for.
  Corporate customers with multi-site deployment are counted as one single subscriber.

Consolidated Results

Revenue

The three months ended 30 June 2006 generated record net revenues of S$46.1 million (US$29.1 million). The increase was S$3.6 million (US$2.3 million) or 8.5% compared to the three months ended 30 June 2005. The higher revenues were primarily driven by our continued focus in the higher margin corporate business segment, strong take-up of our VAS, continued growth in the broadband and leased line access services and higher commission revenue.

The corporate business segment, which is our focus customer segment, grew revenue by 22.4% from the same quarter last year. This contributed 73.5% of total revenues, compared to 65.2% in the second quarter of 2005. We expect the revenue share to grow as we continue to expand our corporate business customer base

Access Services Business. Our Access Services business remains a dominant revenue segment, contributing 70.7% of total revenues in the second quarter. It experienced a marginal revenue decline of 5% due primarily to a decline in the consumer dial-up customer base, which is offset by an increase in corporate business subscribers.

Value Added Services (VAS) Business. In terms of our VAS business, the segment continues its strong growth into the second quarter, nearly doubling its revenue share to 22.1% of total revenues. VAS revenues for the three months ended 30 June 2006 were a record S$10.2 million (US$6.4 million), a robust growth of 92.0% when compared to S$5.3 million (US$3.3 million) for the same period in 2005. The corporate business segment contributed 92.5% of all VAS revenues in the three months ended 30 June 2006.

The growth in voice revenues in Australia was the main contributing factor to overall VAS growth. Other factors included increasing revenue from cross border connectivity services to China from Hong Kong, higher sales of new value-add products and increased voice usage in the Philippines.

For VAS revenues during the three months ended 30 June 2006, Voice revenue was S$4.5 million (US$2.8 million), contributing 44% of total VAS revenues; Hosted Services was S$2.3 million (US$1.4 million) (22% of total VAS); and Security and Roaming services revenues were S$0.8 million each (US$0.5 million) (8% of total VAS each).

S2T Commission Revenues. Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

Safe2Travel earned total commission revenue of S$2.8 million (US$1.8 million), representing 8% of its gross ticket sales of S$34.8 million (US$22.0 million).

Although the commission revenue is recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payables to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales.

As of 30 June 2006, Safe2Travel's gross accounts receivables and accounts payables were S$14.1 million (US$8.9 million) and S$5.5 million (US$3.5 million) respectively.

Miscellaneous Revenues. For the quarter, miscellaneous revenues were S$0.6 million (US$0.3 million) compared to S$1.1 million (US$0.7 million) in the same quarter last year. The decrease year on year was due to the booking of interconnect revenue in Australia and a one-time gain from system integration related revenue in Singapore last year.

Strategic Plan

Tripling of revenues by 2010. In May 2006, we announced a five-year strategic plan to transform our business into an IP-based Communications and Solutions Provider. In doing so, we aim to accelerate our growth and triple our revenues by 2010.

Our growth strategy has three key strategic thrusts: expanding our geographic footprint; exploiting "disruptive" technologies; and increasing business revenues from IP-based VAS.

  Expanding our geographic footprint into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances. The objective is to expand this footprint to leverage our expertise into unexplored markets and to capitalize on the growing communications demands of SMBs expanding their operations across Asia-Pacific. Through this expansion strategy, we intend to grow the size of our corporate customer base across the region over the next five years. We are currently exploring various mergers and acquisition opportunities to increase our geographic footprint.
  Exploiting "disruptive" technologies, in particular, wireless broadband. We intend to increase wireless broadband usage among our customers in all countries. Wireless Broadband is an alternative last mile access method, which will enable the Group to reduce its dependence of telcos for last mile access. The plan also recognizes that the advent of "disruptive" technologies as the emerging new Worldwide Interoperability for Microwave Access (WiMAX) that are poised to dramatically change the info-communications landscape are well-suited to companies like PacNet, which are not constrained by large investments in legacy telecommunications systems.
  Increasing business revenues from IP-based VAS (over and above Internet access revenues). We will continue to target IP-VAS such as Voice over Internet Protocol (VoIP), including hosted VoIP PBX services for the SMBs; managed security (including anti-spam, anti-virus, anti-spyware, network firewall and VPN solutions); and applications and web hosting services as demand for these services are expected to increase.

Our core competitive strengths are a strong brand; broad geographic presence with direct operations in seven markets; good penetration and knowledge of the SMBs as a key customer segment; strong management team; sound financial discipline; and solid financial resources. This is evidenced by 18 consecutive quarters (including the three months ended 30 June 2006) of positive net income. Building on these strengths, we aim to grow our revenue by expanding our geographic reach and broadening our range of service offerings.

Notes:

  The Asia-Pacific region is the world's largest regional Internet market. According to Frost and Sullivan, the Internet subscriber compound annual growth rate from 2004 to 2008 in China, Indonesia and India, is expected to be 25.8%, 54.4% and 48.0% respectively.
  Internet revenue in the Asia-Pacific is envisaged to reach US$45.7 billion by 2008, supported by user migration to broadband services and the explosive growth in time-user market. This represents a compound annual growth rate of 20.8%. Overall, Internet subscriber base will grow at a compound annual growth rate of 20.2%.

Operating Expenses

Cost of Sales. Our cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group's modem pool.

Cost of sales for the quarter increased 17.5% to S$22.9 million (US$14.4 million) compared to S$19.5 million (US$12.3 million) last year as we provide more higher bandwidth Internet access services in line with market demand and development.

Staff Cost. Our staff costs for the quarter, including stock based compensation cost, increased 6.7% to S$12.9 million (US$8.2 million) compared to S$12.1 million (US$7.6 million) in the same period last year. Before the impact of stock-based compensation costs, staff costs for the quarter were S$12.1 million (US$7.6 million).

Until 31 December 2005, the Group adopted the disclosure-only provisions of SFAS 123 Accounting for Stock-based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. Options issued to non-employees have been accounted for as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Starting from 1 January 2006, the Group adopted the SFAS No.123R, which was issued by FASB on 16 December, 2004. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

As permitted by SFAS No. 123R, the Group has elected to apply the "modified prospective" method for the transition, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123R for all shared-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

The stock-based compensation cost recognized by the Group for the quarter was a charge of about S$0.9 million (US$0.5 million).

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 26.2% and 28.6% for this quarter and the same quarter last year respectively.

Headcount (excluding associate operations in India and Thailand) as at the end of 30 June 2006 was 874 employees. Revenue per employee for the quarter was S$52,689 (US$33,284) compared to S$43,029 (US$27,182) during the same quarter last year.

Other General and Administrative (G&A) Expenses. G&A expenses consist mainly of traveling expenses, office expenses, professional and consultancy fees and allowance for doubtful debts. It increased by 54.7% to S$6.6 million (US$4.1 million) compared to S$4.6 million (US$2.9 million) the same quarter last year. The increase was primarily due to exceptional consultancy fees and other expenses related to the MediaRing Takeover Offer.

Excluding the exceptional cost, G&A expenses were up 19.6% compared to last year primarily due to additional G&A expenses from the acquired T3 business in Australia and cost relating to the transfer of our Australia technical center to Newcastle.

Other income/(expenses). This comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain in foreign exchange revaluation, interest income earned and others. Total other income for the quarter at S$0.7 million (US$0.4 million) compared to S$0.5 million (US$0.3 million) in the same period last year. The Company recorded a net loss of S$0.2 million (US$0.1 million) from foreign currency due to the strengthening of the Singapore currency, the Company's functional currency, against other regional currencies. This offsets gains from higher fixed deposit interest rates and higher income from the unconsolidated affiliates of India and Thailand. Equity earnings from India and Thailand improved from S$0.04 million (US$0.03 million) second quarter last year to S$0.3 million (US$0.2 million) this quarter.

Earnings

For the three months ended June 2006, we registered exceptional non-operational expenses, amounting to S$2.0 million (US$1.2 million) related to the MediaRing Takeover Offer.

As a result of these expenses, second quarter net income was S$1.0 million (US$0.6 million) compared to S$2.6 million (US$1.7 million) the same quarter last year. Excluding the impact of these exceptional charges, second quarter pro-forma net income was S$2.9 million (US$1.8 million), a 10.3% growth over the same quarter last year.

Higher revenues, higher income from the unconsolidated associates and the Group's cost efficiencies contributed to the earnings growth (excluding the exceptional cost) during the quarter.

Liquidity and Capital Resources

As of 30 June 2006, the Group held cash and cash equivalents of S$54.8 million (US$34.6 million).

Operating and Investing Activities. The Group generated S$2.4 million (US$1.5 million) of cash through operating activities, in the second quarter of 2006. This was offset by the outflow of S$2.3 million (US$1.5 million) in investing activities, which were on account of purchase of acquisition of fixed assets.

Financing Activities. Cash outflow from financing activities amounted to S$0.3 million (US$0.2 million). The Group received S$0.7 million (US$0.4 million) during the quarter from the issuance of common shares upon the exercise of stock options under the Group's employee stock option plans. This was offset by repayments on certain bank borrowings of S$0.9 million (US$0.6 million). As at 30 June 2006, we have no bank borrowings.

We anticipate that our cash and cash equivalents on hand and expected positive cash flows from our operations will be adequate to satisfy our working capital and capital expenditure requirements based on the current levels of our operations.

Proposed Takeover by MediaRing

On 27 February 2006, our board of directors received a letter from MediaRing notifying the board that, subject to the satisfaction or waiver, if applicable, of certain pre-conditions required by Singapore law, MediaRing intended to make a voluntary takeover offer to acquire all of our outstanding Shares, other than those already held by MediaRing, its related corporations or the respective nominees of MediaRing or its related corporations. The pre-conditions included, among others, the approval of the shareholders of MediaRing and the approval of the IDA.

In response to this letter, on 16 March 2006, we appointed BNP Paribas to assist our board of directors in identifying and evaluating options for maximizing value for our shareholders, including seeking suitable strategic or merger partners, facilitating or soliciting alternative offers and considering alternative proposals presented by other potential interested parties, among others.

On 27 April 2006, UOB Asia Limited announced for and on behalf of MediaRing that MediaRing intended to initiate the Proposed Takeover. On 12 May 2006, UOB Asia Limited announced for and on behalf of MediaRing that the offer to purchase dated 12 May, 2006 in respect of the Offer had been dispatched to all of our registered shareholders and that accordingly, the Offer had commenced.

The Proposed Takeover was conditional upon MediaRing securing a stake of more than 50% of our outstanding Shares as well as upon the satisfaction of certain other conditions.

On 15 May 2006, we appointed KPMG Corporate Finance Pte Ltd ("KPMG") as independent financial advisers to our directors to render their opinion regarding the fairness of the Proposed Takeover.

On 26 May 2006, we dispatched a circular to our shareholders in relation to the Proposed Takeover, which contained the opinion of KPMG, the unanimous recommendation by our independent directors to reject the Offer from MediaRing and other information for our shareholders' consideration.

On 13 June 2006, MediaRing announced that the closing date for the Offer would be extended to 12:00 midnight New York City time on 26 June 2006 (the "Expiration Date").

On 22 June 2006, MediaRing announced that it had revised the offer price from US$8.25 per Share to US$9.50 per Share ("Revised Offer") and that the Expiration Date would be further extended to 5:00pm, New York City time, on 10 July 2006 (the "Extended Expiration Date").

On 3 July 2006, we dispatched a supplemental circular to our shareholders in relation to the Revised Offer wherein, based on an updated opinion from KPMG, our independent directors unanimously recommended that our shareholders taking a short-term view of their investment in the Shares should accept the Revised Offer, while shareholders taking a medium to long-term view of their investment in the Shares should reject the Revised Offer. The supplemental circular also contained other information for our shareholders' consideration.

The Revised Offer expired on the Extended Expiration Date. On 11 July 2006, MediaRing announced that approximately 29% of our issued and outstanding Shares, excluding those Shares already owned by MediaRing, had been tendered at the expiration of the Revised Offer. Since the minimum tender condition of more than 50% of our outstanding Shares had not been satisfied, the Proposed Takeover of our Company by MediaRing was unsuccessful. MediaRing has announced that all tendered Shares would be promptly returned to all tendering shareholders.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements ("SAB 104"), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet's revenue arrangements commencing on or after 15 June 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On 6 December 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On 15 July 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On 19 February 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On 30 July 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on 14 June 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on 25 June 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on 14 July 2004.

On 15 February 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing.

On 31 August 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of 15 January 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until 24 March 2006 to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters ("Assigned Claims"). To preserve these claims while the proposed Settlement was pending the Court's final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers' respective underwriters alleging the Assigned Claims. One of the Company's underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On 24 February 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court's recent decision will impact the Settlement and the Court's final approval of it.

On 24 April 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. It is uncertain when the Court will issue a ruling. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and is currently in discovery. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On 13 October 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have appealed that decision to the United States Court of Appeals for the Second Circuit. That appeal has been fully briefed and oral argument has been scheduled for 6 June 2006. It is uncertain when the Court of Appeals will decide the appeal.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Director of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of June 30, 2006 With Comparative Amounts from December 31 2005

	31-Dec-05	30-Jun-06	30-Jun-06
	S$'000	S$'000	US$'000

Cash and cash equivalents	58,421	54,832	34,638
Fixed deposit with financial institution	1,151	1,714	1,083
Accounts receivable - net	28,119	27,269	17,226
Other receivables	9,067	8,097	5,115
Inventories	377	635	401

Total current assets	97,135	92,547	58,463

Investments	392	883	558
Fixed assets and website development costs- net	18,040	18,599	11,749
Goodwill and intangible assets - net	36,402	34,883	22,036
Other non-current assets	9,772	9,646	6,093

Total non-current assets	64,606	64,011	40,436

TOTAL ASSETS	161,741	156,558	98,899

Bank borrowings	2,460	-	-
Accounts payable	11,226	13,662	8,629
Other payables	42,184	33,754	21,323
Current portion of capital lease obligations	317	197	124

Total current liabilities	56,187	47,613	30,076

Capital lease obligations, less current portion	297	239	151
Other non-current and deferred liabilities	1,765	1,434	906

Total non-current liabilities	2,062	1,673	1,057

Minority interest	1,820	489	309

Shareholders' equity
Ordinary shares	26,824	27,099	17,119
Additional paid-in capital and deferred compensation	97,939	100,430	63,443
Accumulated deficit and other comprehensive income	(23,091)	(20,746)	(13,105)

Total shareholders' equity	101,672	106,783	67,457

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	161,741	156,558	98,899

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year To Date Jun, 30

	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	2005	2006
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	5,723	7,766	5,334	15,826	11,057
Broadband access	21,044	21,121	21,168	41,724	42,212
Leased line access	5,938	5,380	6,052	10,630	11,990
Value added services	9,702	5,295	10,169	10,139	19,871
Commission revenues	1,818	1,782	2,777	3,190	4,595
Other revenues	773	1,083	550	1,954	1,323

Total net revenues	44,998	42,427	46,050	83,463	91,048

Operating costs and expenses
Cost of sales	22,135	19,452	22,865	38,232	45,000
Staff costs	13,280	12,111	12,928	24,041	26,208
Sales & marketing	1,123	1,387	888	3,503	2,011
Other general & administrative	3,950	4,106	6,351	7,721	10,301
Depreciation & amortization	1,904	1,957	2,042	3,981	3,946
Allowance for doubtful accounts receivable	222	476	203	761	425

Total operating expenses	42,614	39,489	45,277	78,239	87,891

Operating income	2,384	2,938	773	5,224	3,157

Other income (expenses)
Net interest income	427	225	402	390	829
Net gain (loss) on foreign currency	(308)	153	(152)	189	(460)
Gain (Loss) on disposal of fixed assets	7	(8)	(20)	(56)	(13)
Equity in gain of unconsolidated affiliates	383	42	273	172	656
Others	94	52	219	76	313

Total other income	603	464	722	771	1,325

Income before income taxes and minority interest	2,987	3,402	1,495	5,995	4,482
Provision for income taxes	(625)	(735)	(488)	(1,535)	(1,113)

	2,362	2,667	1,007	4,460	3,369

Minority interest in gain of consolidated subsidiaries	(28)	(20)	(48)	(30)	(76)

Income before extraordinary item	2,334	2,647	959	4,430	3,293
Cumulative effect adj - net of tax	-	-	-	-	-
Extraordinary item	20	-	-	-	20

Net income	2,354	2,647	959	4,430	3,313

Net income from continuing operations per share - basic	$0.1750	$0.1990	$0.0709	$0.3331	$0.2455

Net income per share - basic	$0.1750	$0.1990	$0.0709	$0.3331	$0.2455

Net income from continuing operations per share - diluted [1]	$0.1702	$0.1990	$0.0683	$0.3331	$0.2374

Net income per share - diluted [1]	$0.1702	$0.1990	$0.0683	$0.3331	$0.2374

Weighted average number of shares outstanding - basic	13,451,416	13,299,525	13,528,812	13,297,513	13,490,113

Weighted average number of shares outstanding - diluted [1]	13,830,430	13,299,525	14,028,528	13,297,513	13,952,811

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year To Date Jun, 30

	Mar 31, 2006	Jun 30, 2005	Jun 30, 2006	2005	2006
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	3,615	4,906	3,370	9,997	6,985
Broadband access	13,294	13,342	13,372	26,358	26,666
Leased line access	3,751	3,399	3,823	6,715	7,574
Value added services	6,129	3,345	6,424	6,405	12,553
Commission revenues	1,148	1,126	1,754	2,015	2,902
Other revenues	488	684	347	1,234	835

Total net revenues	28,425	26,802	29,090	52,724	57,515

Operating costs and expenses
Cost of sales	13,983	12,288	14,444	24,152	28,427
Staff costs	8,389	7,651	8,167	15,187	16,556
Sales & marketing	709	876	561	2,213	1,270
Other general & administrative	2,495	2,594	4,012	4,877	6,507
Depreciation & amortization	1,203	1,236	1,290	2,515	2,493
Allowance for doubtful accounts receivable	140	301	128	481	268

Total operating expenses	26,919	24,946	28,602	49,425	55,521

Operating income	1,506	1,856	488	3,299	1,994

Other income (expenses)
Net interest income	270	142	254	246	524
Net gain (loss) on foreign currency	(195)	97	(96)	119	(291)
Gain (Loss) on disposal of fixed assets	4	(5)	(13)	(35)	(9)
Equity in gain of unconsolidated affiliates	242	27	172	109	414
Others	59	33	138	48	197

Total other income	380	294	455	487	835

Income before income taxes and minority interest	1,886	2,150	943	3,786	2,829
Provision for income taxes	(395)	(464)	(308)	(970)	(703)

	1,491	1,686	635	2,816	2,126

Minority interest in gain of consolidated subsidiaries	(18)	(13)	(30)	(19)	(48)

Income before extraordinary item	1,473	1,673	605	2,797	2,078
Cumulative effect adj - net of tax	-	-	-	-	-
Extraordinary item	13	-	-	-	13

Net income	1,486	1,673	605	2,797	2,091

Net income from continuing operations per share - basic	$0.1105	$0.1257	$0.0448	$0.2105	$0.1551

Net income per share - basic	$0.1105	$0.1257	$0.0448	$0.2105	$0.1551

Net income from continuing operations per share - diluted [1]	$0.1075	$0.1257	$0.0432	$0.2105	$0.1500

Net income per share - diluted [1]	$0.1075	$0.1257	$0.0432	$0.2105	$0.1500

Weighted average number of shares outstanding - basic	13,451,416	13,299,525	13,528,812	13,297,513	13,490,113

Weighted average number of shares outstanding - diluted [1]	13,830,430	13,299,525	14,028,528	13,297,513	13,952,811

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Jun 30, 2006, which was S$1.583 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Period Ended June 30, 2006 With Comparative Amounts from June 30, 2005

	Period ended June 30,

	2005	2006	2006
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	4,430	3,313	2,091
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in Gain of unconsolidated subsidiaries and affiliated	(172)	(656)	(414)
Depreciation and amortization	3,981	3,946	2,493
Loss (gain) on disposal of fixed assets	56	13	9
Loss (gain) on disposal of intangible assets	-	(108)	(68)
Fixed assets written off	4	12	8
Allowance for doubtful accounts receivable	761	425	268
Bad Debts written off	-	205	130
Minority interest	30	76	48
Deferred income tax (benefit) provision	217	(238)	(150)
Amortization of deferred compensation	(81)	1,297	819
Extraordinary item	-	(20)	(13)
Changes in non-cash working capital items:
Accounts receivable	(1,684)	220	139
Prepaid expenses and other assets	(487)	1,003	634
Inventories	47	(258)	(163)
Accounts payable	3,638	2,395	1,513
Other payables / receivables	(1,656)	(7,802)	(4,929)

Cash provided by operating activities	9,084	3,823	2,415

INVESTING ACTIVITIES
Acquisition of fixed assets	(2,713)	(4,716)	(2,979)
Proceeds from sale of fixed assets	7	35	22
Proceeds from sale of intangible assets	-	210	133
Purchase of intangible assets	(2,337)	-	-
Fixed deposit with maturity more than 90 days	-	(563)	(356)
Additional interest acquired in a subsidiary	-	(972)	(614)

Cash used in investing activities	(5,043)	(6,006)	(3,794)

FINANCING ACTIVITIES
Bank repayments	(36)	(2,466)	(1,558)
Capital lease obligations	(267)	(178)	(112)
Proceeds from issuance of ordinary shares	49	1,468	927

Cash provided by financing activities	(254)	(1,176)	(743)

Increase in cash and cash equivalents	3,787	(3,359)	(2,122)

Cash and cash equivalents at beginning of period	57,964	58,421	36,905

Effect of exchange rate changes on cash and cash equivalents	214	(230)	(145)

Cash and cash equivalents at end of period	61,965	54,832	34,638